METALLA REPORTS PORTFOLIO UPDATES

(All dollar amounts are in United States dollars unless otherwise indicated)

FOR IMMEDIATE RELEASE	TSXV: MTA
October 21, 2024	NYSE AMERICAN: MTA

Vancouver, British Columbia: Metalla Royalty & Streaming Ltd. ("Metalla") (NYSE American: MTA) (TSXV: MTA) is pleased to report select portfolio updates:

  Gosselin (1.35% NSR) - Drilling has successfully outlined extensions of the Gosselin Zone outside of the current resource pit shell, including mineralization at depth in between Côté and Gosselin deposits.
  Endeavor (4.0% NSR) - Funding & offtake secured to fund Endeavor restart; recent drilling provides upside, reiterated guidance for H1-2025 production.
  La Guitarra (2.0% NSR) - Mining ramp up rates continue to be met, with commercial production expected before year end.
  Joaquin (2.0% NSR) - New operator outlines comprehensive exploration program to boost resource estimate and publish maiden JORC (2012) MRE.

GOSSELIN (1.35% NSR)

Metalla holds a 1.35% net smelter return ("NSR") royalty interest on IAMGOLD Corporation's (NYSE: IAG)("IAMGOLD") Gosselin project ("Gosselin") and the northern portion of the Côté mine in Gogama, Canada.

On October 15, 2024, IAMGOLD announced diamond drill results outlining the successful extension of mineralization outside of the Gosselin December 31, 2023 mineral resource pit shell. Key extensions have been intersected south and west of the Gosselin West Breccia, and at depth between the Côté and Gosselin West Breccia in an attempt to connect the two zones. Highlights of the Gosselin drill program include:

  0.96 g/t gold over 368.8 meters
  2.7 g/t gold over 235 meters
  1.1 g/t gold over 357 meters
  1.19 g/t gold over 201 meters

Renaud Adams, President and Chief Executive Officer of IAMGOLD, commented: "We believe that Côté is just the start of what will be a mining district.  The exploration results today from Gosselin continue to demonstrate the potential for the Côté and Gosselin Zones to connect, in addition to highlighting that the overall size and scope of these zones have yet to be defined - as both Côté and Gosselin remain open at depth in all directions."

On February 15, 2024, IAMGOLD announced the updated Gosselin mineral resource estimate of 4.4 M Indicated gold ounces at 0.85 g/t and 3.0 M Inferred gold ounces at 0.75 g/t. Exploration drilling for the remainder of 2024 will continue to target mineralization beneath both Gosselin and Côté.

Figure 1: Long Section of Gosselin Drill Program.

Figure 2: Plan view of Côté & Gosselin drilling. 2

For more information, please view IAMGOLD's October 15, 2024 Press Release, IAMGOLD's October 15 2024 Presentation and IAMGOLD's February 15, 2024 Press Release.

ENDEAVOR (4.0% NSR)

Metalla holds a 4.0% NSR royalty on Polymetals Resources Ltd.'s (ASX: POL) ("Polymetals") Endeavor mine ("Endeavor") in Cobar, Australia.

On September 16, 2024, Polymetals announced it had secured a $20M pre-payment/loan facility to fully fund the Endeavor restart along with favorable offtake terms for delivery of zinc and silver/lead concentrates.

Polymetals reiterated that the Endeavor mine is on track to be restarted with first cashflows expected in H1-2025. Polymetals announced and updated Endeavor mine plan on August 5, 2024 with a Pre-tax NPV8% of A$414M, Internal Rate of Return of 345% and free cash flow A$609M over the 10-year mine plan, with average annual EBITDA of $89M over the first 5 years.

On October 9, 2024, Polymetals announced the results from recent drilling completed at Endeavor. Key intercepts include 517 g/t silver-equivalent ("AgEq")1 over 67.1 meters and 551 g/t AgEq over 53.8 meters, outlining the potential for increased ore extraction rates from the Upper North Lode at Endeavor.

For more information, please view the Polymetals Resources September 16, 2024 Press Release and Polymetals Resources October 9, 2024 Press Release and Polymetals Resources August 5,2024 Press Release

LA GUITARRA (2.0% NSR)

Metalla holds a 2.0% NSR royalty on Sierra Madre Gold & Silver Ltd.'s (TSXV: SM)("Sierra Madre") La Guitarra project ("La Guitarra") in the Temascaltepec mining district, Mexico.

On September 24, 2024, Sierra Madre announced that daily throughput rates of economical interesting silver and gold mineralization have averaged 350 tonnes per day ("tpd") over the past 30 days, generating in excess of $2.4M in revenue since the commencement of mining at the La Guitarra complex.

Ken Scott, Chief Financial Officer of Sierra Madre, commented: "The Guitarra team is continuing to do a great job of incrementally increasing the daily production rate. Our next test mining and processing goal is 400 tonnes per day, followed by commercial production of 500 tonnes per day before year end."

For more information, please view Sierra Madre's September 24, 2024 Press Release.

JOAQUIN (2.0% NSR)

Metalla holds a 2.0% NSR royalty on Unico Silver Limited's ("Unico") Joaquin project ("Joaquin") in Santa Cruz, Argentina.

On October 11, 2024, Unico announced the completion of the acquisition of Joaquin from Pan American Silver Corporation (NYSE: PAAS). From 2019-2022, Joaquin produced 4.3 Moz AgEq at 410 g/t with ore trucked 145 kilometres to the Manantial Espejo mine.

Joaquin contains a historical mineral resource estimate in the categories of Measured and Indicated of 70.1 Moz AgEq3 and in the category of Inferred of 3.3 Moz AgEq3 at 136 g/t in the La Negra and La Marocha deposits. Unico is planning a comprehensive exploration program on four advanced prospects, aiming to boost current Foreign Estimates and publish an initial JORC (2012) Mineral Resource Estimate in H1-2025.

Unico outlined there are several historical drill holes that fall outside the historic resource with highlighted intercepts of 1,699 g/t silver & 22 g/t gold over 4.5 meters and 99 g/t silver & 0.4 g/t gold over 8.6 meters.

Figure 3: Joaquin Project Map

For more information, please view Unico's October 11, 2024 Press Release and Unico's August 20, 2024 Press Release and Coeur D'Alene Mines Corporation, Technical Report NI 43-101, February 2013, Joaquin Project, Santa Cruz Argentina. 4

QUALIFIED PERSON

The technical information contained in this alert has been reviewed and approved by Charles Beaudry, geologist M.Sc., member of the Association of Professional Geoscientists of Ontario and of the Ordre des Géologues du Québec. Mr. Beaudry is a QP as defined in National Instrument 43-101 - Standards of Disclosure for Mineral Projects ("NI 43-101").

ABOUT METALLA

Metalla was created to provide shareholders with leveraged precious and strategic metal exposure by acquiring royalties and streams. Our goal is to increase share value by accumulating a diversified portfolio of royalties and streams with attractive returns. Our strong foundation of current and future cash-generating asset base, combined with an experienced team, gives Metalla a path to become one of the leading royalty companies.

For further information, please visit our website at www.metallaroyalty.com.

ON BEHALF OF METALLA ROYALTY & STREAMING LTD.

(signed) "Brett Heath"

Chief Executive Officer

CONTACT INFORMATION

Metalla Royalty & Streaming Ltd.

Brett Heath, Chief Executive Officer

Phone: 604-696-0741

Email : info@metallaroyalty.com

Kristina Pillon, Investor Relations

Phone : 604-908-1695

Email :  kristina@metallaroyalty.com

Website : www.metallaroyalty.com

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the Exchange) accept responsibility for the adequacy or accuracy of this alert.

Technical and Third-Party Information

Notes:

1. AgEq is defined by Polymetals in their October 9, 2024 Press Release.

2. Figure 2 depicts an area that is larger than the coverage of the Metalla royalty, and is provided for informational purposes.

3. AgEq is defined by Unico in their August 20, 2024 Press Release.  This Mineral Resource estimate covers an area that is larger than the coverage of the Metalla royalty, and is provided for informational purposes.

4. Pan American Silver Corp. prepared a more recent Technical Report and Feasibility Study in January 2018, however, this report was focused on an underground mine at the Moarocha vein, which is not the subject of the Metalla Royalty.

Metalla has limited, if any, access to the properties on which Metalla holds a royalty, stream or other interest. Metalla is dependent on (i) the operators of the mines or properties and their qualified persons to provide technical or other information to Metalla, or (ii) publicly available information to prepare disclosure pertaining to properties and operations on the mines or properties on which Metalla holds a royalty, stream or other interest, and generally has limited or no ability to independently verify such information. Although Metalla does not have any knowledge that such information may not be accurate, there can be no assurance that such third-party information is complete or accurate. Some information publicly reported by operators may relate to a larger property than the area covered by Metalla's royalty, stream or other interests. Metalla's royalty, stream or other interests can cover less than 100% and sometimes only a portion of the publicly reported mineral reserves, resources and production of a property.

Unless otherwise indicated, the technical and scientific disclosure contained or referenced in this alert, including any references to mineral resources or mineral reserves, was prepared in accordance with Canadian NI 43-101, which differs significantly from the requirements of the U.S. Securities and Exchange Commission (the "SEC") applicable to U.S. domestic issuers. Accordingly, the scientific and technical information contained or referenced in this alert may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements of the SEC.

"Inferred mineral resources" have a great amount of uncertainty as to their existence and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Historical results or feasibility models presented herein are not guarantees or expectations of future performance.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This alert contains forward-looking statements and forward-looking information (collectively, "forward-looking statements") within the meaning of applicable securities legislation.  Often, but not always, forward-looking statements can be identified by the use of words such as "plans", "expects", "is expected", "budgets", "scheduled", "estimates", "forecasts", "predicts", "projects", "intends", "targets", "aims", "anticipates" or "believes" or variations (including negative variations) of such words and phrases or may be identified by statements to the effect that certain actions "may", "could", "should", "would", "might" or "will" be taken, occur, or be achieved. Forward-looking statements in this alert include, but are not limited to, that Côté is the start of a mining district; the potential for the Côté and Gosselin Zones to connect; the exploration drilling at Côté mine for the remainder of 2024; the re-start of the Endeavour mine, and the anticipated timing of first cashflows; the potential for increased ore extraction rates at Endeavor; the mining and processing daily goal at La Guitarra; the commercial production goal at La Guitarra and the expected timing thereof; the planned exploration program by Unico at Joaquin; the boost of Foreign Estimates at Joaquin; the publication of an initial JORC (2012) Mineral Resource Estimate for Joaquin and the expected timing thereof; the expectations generally of Metalla the property owners/operators and the authors of relevant technical reports and studies with respect to the mineral projects in which Metalla has an interest, including without limitation, estimates of mineral resources and mineral reserves and updates thereto, production, mine life, NPV, IRR, costs, drilling, development, permitting, water sourcing, commodity mix and prices, and the timing thereof; future opportunities and acquisitions; future exploration, financing, development, production and other anticipated developments on the properties in which the Company has or has agreed to acquire an interest;  future growth, increased share value, cash generation and returns; and Metalla having a path to becoming a leading gold and silver royalty company.

Forward-looking statements and information are based on forecasts of future results, estimates of amounts not yet determinable and assumptions that, while believed by management to be reasonable, are inherently subject to significant business, economic and competitive uncertainties, and contingencies. Forward-looking statements and information are subject to various known and unknown risks and uncertainties, many of which are beyond the ability of Metalla to control or predict, that may cause Metalla's actual results, performance or achievements to be materially different from those expressed or implied thereby, and are developed based on assumptions about such risks, uncertainties and other factors set out herein, including but not limited to: that Côté may not be the start of a mining district; that the Côté and Gosselin Zones may never connect; that further exploration drilling may not take place at Côté in 2024; that the Endeavor mine will not restart; that the cashflow at Endeavor will not start as and when expected; that the rates of ore extraction at Endeavor may not increase; that La Guitarra may not achieve its mining and processing daily goal; that the commercial production target at La Guitarra may not be achieved at all or in the anticipated timing; that the exploration program at Joaquin may not occur; that the Foreign Estimates at Joaquin may not boost as expected; that Unico may not publish an initial Mineral Resource Estimate for Joaquin at all or in the expected timing thereof; the absence of control over mining operations from which Metalla will purchase precious metals or from which it will receive stream or royalty payments and risks related to those mining operations, including risks related to international operations, government and environmental regulation, delays in mine construction and operations, actual results of mining and current exploration activities, conclusions of economic evaluations and changes in project parameters as plans are refined; problems related to the ability to market precious metals or other metals; industry conditions, including commodity price fluctuations, interest and exchange rate fluctuations; interpretation by government entities of tax laws or the implementation of new tax laws; regulatory, political or economic developments in any of the countries where properties in which Metalla holds a royalty, stream or other interest are located or through which they are held; risks related to the operators of the properties in which Metalla holds a royalty or stream or other interest, including changes in the ownership and control of such operators; risks related to global pandemics, including the current novel coronavirus (COVID-19) global health pandemic, and the spread of other viruses or pathogens; influence of macroeconomic developments; business opportunities that become available to, or are pursued by Metalla; reduced access to debt and equity capital; litigation; title, permit or license disputes related to interests on any of the properties in which Metalla holds a royalty, stream or other interest; the volatility of the stock market; competition; future sales or issuances of debt or equity securities; use of proceeds; dividend policy and future payment of dividends; liquidity; market for securities; enforcement of civil judgments; and risks relating to Metalla potentially being a passive foreign investment company within the meaning of U.S. federal tax laws; and the other risks and uncertainties disclosed under the heading "Risk Factors" in the Company's most recent annual information form, annual report on Form 40-F and other documents filed with or submitted to the Canadian securities regulatory authorities on the SEDAR website at www.sedar.com and the U.S. Securities and Exchange Commission on the EDGAR website at www.sec.gov. Metalla undertakes no obligation to update forward-looking information except as required by applicable law. Such forward-looking information represents management's best judgment based on information currently available. No forward-looking statement can be guaranteed, and actual future results may vary materially. Accordingly, readers are advised not to place undue reliance on forward-looking statements.